

July 1, 2014

<u>Via E-mail</u>
John Cecil
Chief Executive Officer
Kallo Inc.
15 Allstate Parkway, Suite 600
Markham, Ontario, Canada L3R 5B4

  Re: Kallo Inc.
    Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013
    Filed April 17, 2014
    Amendment No. 1 to Form 8-K Filed June 13, 2014
    Response dated June 18, 2014
    File No. 0-53183

Dear Mr. Cecil:

  We have reviewed your response dated June 18, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for Fiscal Year Ended December, 31, 2013</u>

<u>Item 8. Financial Statements and Supplementary Data, page 20</u>

1. We reviewed your response to the comment in our letter dated April 18, 2014. We understand that MaloneBailey LLP will audit your financial statements for fiscal year ended December 31, 2013 and will review your Form 10-Q for fiscal quarter ended March 31, 2014. Please note that MaloneBailey should also audit the financial statements for fiscal year ended December 31, 2012 and the period December 12, 2006 (inception) to December 31, 2013. Please refer to Rule 8-02 of Regulation S-X. You may request a waiver from the Division of Corporation Finance, Chief Accountant's

Office (CF-OCA) via dcaoletters@sec.gov of the audit requirement for the amounts from December 12, 2006 (inception) to December 31, 2013 in annual financial statements where it is impracticable to obtain that audit. If a waiver of the audit requirement is obtained, the amounts from inception in annual financial statements should be labeled as unaudited, and the auditor's report should not indicate that those cumulative amounts have been audited. Please tell us how you intend to address the audit requirement.

Amendment No. 1 to Form 8-K Filed June 13, 2014

Item 4.01 Changes in Registrant's Certifying Accountant

Previous independent registered public accounting firm

2. We note from your response that you plan to file an amended Form 8-K to address the disagreement with your former independent accountant. Please disclose the disagreement in accordance with paragraph (a)(1)(iv) of Item 304 of Regulation S-K. In doing so, please state whether you have authorized Schwartz Levitsky Feldman LLP to respond fully to the inquiries of MaloneBailey concerning the disagreement and, if not, describe the nature of any limitation thereon and the reason therefor.

   Also, as previously requested please revise your disclosure in the first and second paragraphs since the former accounting firm did not issue any report on any financial statements for the period January 1, 2013 through March 31, 2014.

3. Please file an updated letter from Schwartz Levitsky Feldman LLP as Exhibit 16 in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

   You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief